TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
Statement of Financial Condition

DECEMBER 31, 2019







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADIER BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11016 Rushmore Dr, Suite 350
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C Bender 646.290.7248
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Laptewicz _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADIER BROKERAGE, INC. _____ , as of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



None

SANDRA WOOD
NOTARY PUBLIC
Brunswick County
North Carolina
My Commission Expires July 18, 2024

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradier Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradier Brokerage, Inc. (the "Company") as of December 31, 2019 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As more fully described in Note 1 and Note 6 to the financial statement, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2013.

PKF O'Connor Davies, LLP

February 27, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	12,099
Clearing deposit		501,267
Accounts receivable - other		36,519
Due from clearing broker		492,464
Fixed assets, net		33,333
Prepaid expenses		27,738
	$	1,103,420

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses		56,116
Total Liabilities		56,116
Stockholder's equity		1,047,304
	$	1,103,420

Note 1 – Organization and Nature of Operations:

Tradier Brokerage, Inc. ("the Company") is an independent wholly-owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of TI.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serves as an intermediary between online traders and their customized or purchased integrated trading platforms.

The Company has an agreement with Apex Clearing, Inc. (the "clearing broker") to clear transactions and carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires

Note 2 – Summary of Significant Accounting Policies (continued):
Revenue Recognition (continued)

an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company derives revenue from transactions in which the Company facilitates the self-directed buying and selling of securities for its customers through its clearing broker. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

In payment for order flow ("PFOF") transactions, the Company receives a small payment, usually pennies per share or contract, as compensation for directing the order to the executing firms which are collected on the Company's behalf by the clearing broker. The performance obligation associated with PFOF transactions is considered to be satisfied on the trade date (point in time). Management accrues an estimate of the PFOF revenue in the month it is earned. The accrual is then trued-up in the subsequent month after the transactions have settled and the actual is known.

In platform fees, the Company receives a payment from third parties for use of the Company's introduced brokerage services platform. The performance obligation associated with platform fees is considered to be satisfied over time during the month, as the third parties connect to the Company's trading platform and have access to the Company's introduced brokerage services.

In subscription fees, the Company charges its customers a monthly subscription fee for the use of the Company's brokerage services, which include unlimited trading, managed data access and other tools. The performance obligation associated with subscription fees is considered to be satisfied over time as customers utilize the Company's brokerage account services.

Pass-through fees revenue consists of reseller agreements whereby the Company charges customer accounts for use of third-party platforms.

The performance obligation associated with pass-through fees is considered to be satisfied over time, during the month users have access to the platforms.

Other revenue includes fees collected by the Company for option assignments/exercises, 12b-1 fees, account maintenance fees, and a share of interest charges on debit balances held with the clearing broker. The costs and revenues are recorded during the month services are provided.

The Company earns a portion of the interest on customer credit balances carried by its clearing broker net of the clearing broker's allocated cost of borrowed funds. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Receivables from Clearing Broker
Pursuant to an agreement with the Company's clearing broker, the clearing broker remits a commission payment to the Company during the month subsequent to the trade-date. As a result, the Company has one month of outstanding commission payments due from the clearing broker. The Company did incur bad debts of $22,920 during 2019.

Cash and Cash Equivalents
Cash consists of checking accounts and savings accounts. For purposes of the financial statements, the Company considers all highly liquid investments with maturities of 90 days or less at purchase to be cash equivalents.

Income Taxes
The Company is a wholly-owned subsidiary of and files under the consolidated tax return of TI. Under Federal law, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation.

The Company holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of Illinois imposes a 1.5% replacement tax on the taxable income of the Company separately, and the Company directly is responsible for payment of this state tax.

The Company believes that it has no uncertain tax positions and

accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2016 2017, and 2018 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles recognized in the United States ("US GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Fixed Assets:

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Note 4 – Clearing Deposit:

In accordance with the Company's clearing contract, the company is required to keep a deposit of $500,000 in a clearing deposit account with the clearing broker.

Note 5 – Related Party Transactions:

The Company operates under two agreements with its parent corporation TI:

The first agreement known as an Outsource Hosted Platform, Services, a Support Agreement ("Service Agreement"), was executed on April 30, 2013 and has been updated periodically. The Service Agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The Service Agreement is effective (valid) and services held under the Service Agreement include but are not limited to: hosted platform and support and maintenance.

The second agreement known as an Expense Sharing Agreement ("Expense Agreement") was executed on October 14, 2013 and has been updated periodically. The Expense Agreement identifies expenses incurred by the Company which are paid by TI. The Expense Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared.

Note 6 – Commitments:

The Company has entered into a clearing agreement with Apex. Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges.

Note 7– Net Capital Requirement:

The Company is subject to the net capital requirements of the SEA Rule 15c3-1, and as such, is required to maintain a minimum of net capital. Net capital of the Company as of December 31, 2019 was $707,020 and the ratio of aggregate indebtedness to net capital was 0.0794 to 1, see Computation of Net Capital for more details.

Note 8 – Additional Paid-in-Capital:

During the year, the Company did not receive any capital infusions from TI.

Note 9 – Common Stock:

Effective April 9, 2013 100% of the common stock of Robbins Securities, Inc. ("Robbins") was purchased by TI. At the time of the acquisition, common stock consisted of 1,000 shares, no par value stock, with 1,000,000 shares authorized, and 1,000 shares outstanding. The stock was purchased under the terms of a stock purchase agreement ("Stock Agreement"), where 100% of the issued and authorized shares were purchased by TI for a sale price of $95,000.

Note 10 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its

affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 – Recent Pronouncements:

Effective January 1, 2019, public business entities, which include broker dealers, were required to adopt ASU 2016-02 (ASC 842), Leases. As described in Note 5 to the statement of financial condition, the Company shares office space with TI pursuant to an expense sharing agreement. As a result, ASC 842 did not have an impact on the Company's statement of financial condition for the year ended December 31, 2019.

Note 12 – Subsequent Events:

Management has evaluated subsequent events as of February 27, 2020, which is the date the financial statement was issued, and has noted no items requiring disclosure.